March 2008

Amendment No. 1 dated March 26, 2008 to
Pricing Sheet dated March 24, 2008 relating to
Preliminary Pricing Supplement No. 572 dated March 18, 2008 to
Registration Statement No. 333-131266
Filed pursuant to Rule 433

S T R U C T U R E D  I N V E S T M E N T S
Opportunities in Commodities

PLUS based on the Price of Soybeans due March 31, 2010
Performance Leveraged Upside SecuritiesSM

PRICING TERMS – MARCH 24, 2008
Issuer:	Morgan Stanley
Aggregate principal amount:	$4,106,000
Stated principal amount:	$1,000 per PLUS
Issue price:	$1,000 per PLUS
Pricing date:	March 24, 2008
Original issue date:	March 31, 2008 (5 business days after the pricing date)
Maturity date:	March 31, 2010
Payment at maturity:
If final soybean price is greater than initial soybean price,
$1,000 + leveraged upside payment
If final soybean price is less than or equal to initial soybean price,
$1,000 x commodity performance
This amount will be less than or equal to the stated principal amount of $1,000.

Maximum payment at maturity:	There will be no maximum payment at maturity.
Leveraged upside payment:	$1,000 x (commodity performance – 1) x leverage factor
Leverage factor:	142%
Commodity performance:	final soybean price / initial soybean price
Initial soybean price:
1,352¢.  Due to a market disruption event on the pricing date, the initial soybean price was determined on March 26, 2008 in accordance with the fallback mechanics described under “Description of PLUS––Initial Soybean Price” in the accompanying preliminary pricing supplement, which can be accessed via the hyperlink below.

Final soybean price:	The soybean price on the valuation date
Soybean price:
On any day, the official settlement price per bushel of deliverable grade soybeans of the first nearby month futures contract (or, in the case of any date within 14 calendar days of the last trading day of the first nearby month futures contract, the second nearby month futures contract) stated in U.S. cents and as made public by the relevant exchange on such date.

Valuation date:	March 24, 2010, subject to adjustment for certain market disruption events
CUSIP:	6174464Y2
Listing:	The PLUS will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Company
Per PLUS	$1,000	$20	$980
Total	$4,106,000	$82,120	$4,023,880
(1)	For additional information, see “Supplemental Information Concerning Plan of Distribution” in the accompanying preliminary pricing supplement.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 572 dated March 18, 2008
Amendment No. 1 to Prospectus Supplement dated July 24, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.